Exhibit 99.1

Interim Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of United States dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1
Interim Consolidated Statements of Comprehensive Income (Loss)	2
Interim Consolidated Statements of Changes in Equity	3
Interim Consolidated Statements of Cash Flows	4
Notes to Interim Consolidated Financial Statements	5 - 20

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at February 28, 2025 and November 30, 2024

(Unaudited)

	Note	February 28, 2025	November 30, 2024
Assets
Current assets
Cash		$3,905	$5,899
Cash equivalent held in escrow		—	10,000
Bonds and money market funds		435	3,723
Trade and other receivables		21,991	15,218
Tax credits and grants receivable		194	234
Income taxes receivable		147	152
Inventories	5	6,861	5,281
Prepaid expenses and deposits		4,256	3,452
Derivative financial assets		28	21

Total current assets		37,817	43,980

Non-current assets
Bonds and money market funds		208	214
Property and equipment		172	222
Right-of-use assets		747	1,036
Intangible assets	6	17,313	7,568
Deferred tax assets		29	49
Deferred financing costs		165	271

Total non-current assets		18,634	9,360

Total assets		$56,451	$53,340

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$20,292	$24,149
Provisions	7	8,687	7,817
Current portion of long-term debt	8	4,388	3,493
Current portion of lease liabilities	9	216	383
Marathon Warrants	10(a)	1,412	962
Income taxes payable		116	19
Deferred revenue		38	38

Total current liabilities		35,149	36,861

Non-current liabilities
Long-term debt	8	45,089	40,939
Lease liabilities	9	657	791
Other liabilities		23	21

Total non-current liabilities		45,769	41,751

Total liabilities		80,918	78,612

Equity
Share capital and warrants	10	363,927	363,927
Contributed surplus		27,436	26,790
Deficit		(416,770)	(416,887)
Accumulated other comprehensive income		940	898

Total equity		(24,467)	(25,272)

Total liabilities and equity		$56,451	$53,340

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Income (Loss)

(In thousands of United States dollars, except per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

	Note	2025	2024
Revenue	3	$19,047	$16,247

Operating expenses
Cost of goods sold		3,483	5,284
Research and development expenses, net of tax credits of $194 (2024 – $32)		2,969	3,752
Selling expenses		6,470	5,701
General and administrative expenses		4,230	3,756

Total operating expenses		17,152	18,493

Profit (loss) from operating activities		1,895	(2,246)

Finance income	4	66	629
Finance costs	4	(1,537)	(2,754)

		(1,471)	(2,125)

Profit (loss) before income taxes		424	(4,371)
Income tax expense		(307)	(110)

Net profit (loss) for the period		117	(4,481)

Other comprehensive income, net of tax
Items that may be reclassified to net profit (loss) in the future
Net change in fair value of financial assets at fair value through other comprehensive income (“FVOCI”) financial assets		42	60

		42	60

Total comprehensive income (loss) for the period		$159	$(4,421)

Basic and diluted income (loss) per share	10(c)	0.00	(0.10)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of United States dollars, except for share amounts)

Three-month periods ended February 28, 2025 and February 29, 2025

(Unaudited)

		For the three-month period ended February 29, 2024
	Note	Share capital and Public Offering Warrants				Accumulated other comprehensive income
		Number of shares	Amount	Contributed surplus	Deficit		Total
Balance as at November 30, 2023		45,980,019	363,927	23,178	(408,659)	684	(20,870)
Total comprehensive loss for the period
Net loss for the period		—	—	—	(4,481)	—	(4,481)
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax		—	—	—	—	60	60

Total comprehensive loss for the period		—	—		(4,481)	60	(4,421)

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan		—	—	689	—	—	689

Total contributions by owners		—	—	689	—	—	689

Balance as at February 29, 2024		45,980,019	$363,927	$23,867	$(413,140)	$744	$(24,602)

		For the three-month period ended February 28, 2025
	Note	Share capital and Public Offering Warrants				Accumulated other comprehensive income
		Number of shares	Amount	Contributed surplus	Deficit		Total
Balance as at November 30, 2024		45,980,019	363,927	26,790	(416,887)	898	(25,272)
Total comprehensive loss for the period
Net profit for the period					117	—	117
Other comprehensive income:
Net change in fair value of FVOCI financial assets, net of tax		—	—	—	—	42	42

Total comprehensive income for the period		—	—		117	42	159

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan	10(b)	—	—	646	—	—	646

Total contributions by owners		—	—	646	—	—	646

Balance as at February 28, 2025		45,980,019	$363,927	$27,436	$(416,770)	$940	$(24,467)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

	Note	2025	2024
Cash flows from (used in)

Operating
Net profit (loss) for the period		$117	$(4,481)
Adjustments for
Depreciation of property and equipment		53	73
Amortization of intangible and other assets		361	360
Amortization of right-of-use assets		77	84
Share-based compensation for stock option plan and stock appreciation rights		648	627
Gain on lease termination		(29)	—
Change in fair value of derivative financial assets		(8)	7
Change in fair value of liability related to deferred stock unit plan		8	(3)
Interest on convertible unsecured senior notes and term loan	4	1,006	2,274
Interest paid on convertible unsecured senior notes and term loan		(581)	(2,325)
Interest income		(9)	(420)
Interest received		55	430
Income tax expense		307	110
Federal investment tax credits		(185)	—
Foreign exchange		68	(26)
Accretion expense and amortization of deferred financing costs	4	119	374
Change in fair value of Marathon Warrants		450	(213)

		2,457	(3,129)
Change in operating assets and liabilities
Trade and other receivables		(6,773)	3,027
Tax credits and grants receivable		34	24
Inventories		(1,580)	(237)
Prepaid expenses and deposits		(804)	567
Accounts payable and accrued liabilities		(3,948)	1,422
Provisions		870	(3,382)

		(12,201)	1,421

		(9,744)	(1,708)
Financing activities
Share issue costs		—	(153)
Proceeds from issuance of long-term debt		5,000	—
Costs related to issuance of long-term debt		(144)	—
Costs related to repayment of long-term debt		(95)	—
Payments of lease liabilities	9	(96)	(122)

		4,665	(275)
Investing activities
Proceeds from sale of bonds and money market funds		3,202	134
Acquisition of intangible assets		(10,101)	—
Acquisition of property and equipment		(3)	—

		(6,902)	134

Net change in cash during the period		(11,981)	(1,849)
Cash, beginning of period		15,899	34,097
Effect of foreign exchange on cash		(13)	(8)

Cash, end of period		$3,905	$32,240

Refer to Note 12 for supplemental cash flow disclosures. The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

Theratechnologies Inc. is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care.

The consolidated financial statements (“Financial Statements”) include the accounts of Theratechnologies Inc. and its wholly- owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

The Company has one material wholly-owned subsidiary:

•

Theratechnologies U.S., Inc., a company governed by the Delaware General Corporation Law (Delaware). Theratechnologies U.S., Inc. provides the services of personnel to Theratechnologies Inc. for its activities in the United States.

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8, Canada.

1.	Basis of preparation

(a)	Share consolidation

On July 19, 2023, the Board of Directors approved a consolidation of the issued and outstanding common shares (the “Common Shares”) on the basis of one for four (1-for-4) Common Shares (the “Consolidation”) effective July 31, 2023. All references in these Financial Statements to the number of Common Shares, warrants and options including exercise prices, and basic and diluted loss per share have been retrospectively adjusted and restated to reflect the effect of the Consolidation for all periods presented.

(b)	Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2024 and the notes thereto.

These interim financial statements have been authorized for issue by the Company’s Audit Committee on April 8, 2025.

(c)	Future operations

As part of the preparation of these Interim Consolidated Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern.

As of the issuance date of these interim financial statements, the Company expects that its existing cash and cash equivalents as of February 28, 2025, together with cash generated from its existing operations will be sufficient to fund its operating expenses and debt obligations requirements for at least the next 12 months from the issuance date of these interim financial statements. Considering the recent actions of the Company, material uncertainty that raised substantial doubt about the Company’s ability to continue as a going concern was alleviated effective from these first quarter interim financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

1.	Basis of preparation (continued)

(c)	Future operations (continued)

For the three-month period ended February 28, 2025, the Company generated a net profit of $117 (2024- net loss of $4,481) and had negative cash flows from operating activities of $9,744 (2024- $1,708). As at February 28, 2025, cash amounted to $3,905, working capital (current assets less current liabilities) amounted to $ 2,668 and the accumulated deficit was $416,770. The Company’s ability to continue as a going concern requires the Company to continue to achieve positive cash flows through revenues generation and managing expenses, and meet the covenants of the TD Credit Agreement and the IQ Credit Agreement at all times, which require testing on a quarterly basis.

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in the third quarter of 2024 following an inspection by the US Food and Drug Administration. The manufacturer has resumed manufacturing of EGRIFTA SV®, in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a Prior Approval Supplement (“PAS”) with the FDA describing the changes made by its manufacturer. The Company filed the PAS on December 18, 2024.

On February 13, 2025, the FDA, via its Drug Shortage Staff (DSS), indicated that it would allow the Company to sell and distribute newly manufactured batches of EGRIFTA SV® while the review of the PAS is ongoing, thereby allowing the Company to sell two manufactured batches of EGRIFTA SV®, representing up to six months of patient supply. Distribution of the product has resumed on February 14, 2025. The Company has already manufactured two additional batches, and a new batch is currently scheduled for production in July 2025.

On March 25, 2025, the FDA has approved the Company’s supplemental Biologics License Application (sBLA) for the F8 formulation of tesamorelin for injection. The Company will commercialize the new formulation under the tradename EGRIFTA WR™. The Company plans to launch EGRIFTA WR™ in the third quarter of 2025.

On April 7, 2025, the FDA approved the PAS, allowing the Company to continue releasing EGRIFTA SV® to the market without further authorization from the FDA.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from February 28, 2025 involves significant judgement and is dependent on continued generation of revenues including a successful transition from EGRIFTA SV® to EGRIFTA WR™ in order to be able to meet the Adjusted EBITDA covenants

These interim financial statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

1.	Basis of preparation (continued)

(d)	Basis of measurement

The Company’s interim financial statements have been prepared on going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and warrant liabilities, which are measured at fair value. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 14.

(e)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual audited consolidated financial statements as at November 30, 2024. For the three-month period ended February 28, 2025, critical judgements were made in concluding that there are no material uncertainties related to events or conditions that cast substantial doubt on the entity’s ability to continue as a going concern.

(f)	Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”).

All financial information presented in USD has been rounded to the nearest thousand.

2.	Material accounting policies

The material accounting policies as disclosed in the Company’s annual audited consolidated financial statements for the year ended November 30, 2024 have been applied consistently in the preparation of these interim financial statements.

Changes in accounting policies

Standards issued but not yet effective.

A number of new standards are effective for annual periods beginning after December 1, 2024 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these consolidated interim financial statements. Refer to Note 1 of the annual audited consolidated financial statements as at November 30, 2024 for a description of those standards.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

3.	Revenue

Net sales by product were as follows:

	2025	2024
EGRIFTA SV®	$13,880	$9,586
Trogarzo®	5,167	6,661

	$19,047	$16,247

Net sales by geography were as follows:

	2025	2024
United States	$19,047	$16,169
Europe	—	78

	$19,047	$16,247

4.	Finance income and finance costs

	Note	2025	2024
Gain on financial instruments carried at fair value		$—	$209
Gain on lease termination		29	—
Net foreign currency gain		28	—
Interest income		9	420

Finance income		66	629
Accretion expense, write-off and amortization of deferred financing costs	8 and 9	(119)	(374)
Interest on long-term debt		(1,006)	(2,274)
Bank charges		(7)	(6)
Loss on financial instruments carried at fair value		(450)	—
Net foreign currency loss		—	(2)
Other		45	(98)

Finance costs		(1,537)	(2,754)

Net finance costs recognized in net profit or loss		$(1,471)	$(2,125)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

5.	Inventories

On March 27, 2025 the FDA approved the Company’s supplemental Biologics Licence Application (sBLA) for the F8 formulation of tesamorelin for injection. As such, an inventory provision of $713 was reversed in the first quarter of 2025, consistent with the Company’s accounting policy for pre-launch inventory. In the first quarter of fiscal 2024, a provision of $837 was recognized for unusable inventory pending marketing approval of the F8 formulation of tesamorelin and recorded in cost of goods sold.

6.	Intangible assets

On December 3, 2024, the Company has entered into an agreement with Ionis Pharmaceuticals, Inc. (Ionis) to license two investigational RNA-targeted medicines developed by Ionis. Under the agreement, the Company receives exclusive rights in Canada to commercialize olezarsen, which is being evaluated for familial chylomicronemia syndrome (FCS) and severe hypertriglyceridemia (sHTG), and donidalorsen, which is being evaluated for the treatment of hereditary angioedema (HAE).

The Company paid $10,000 on December 5, 2024 upon execution of the agreement, which cash equivalent was held in escrow at November 30, 2024 from Investissement Québec (“IQ”). The Company also agreed to cash milestone payments based on the achievement of receipt of regulatory approval milestone and receipt of public reimbursement approval milestone (up to $5,750), annual sales targets at three different tiers (up to $7,000) for donidalorsen only. In addition, Ionis will also be entitled to receive tiered double digit royalties on annual net sales of each medicine. Royalties on annual net sales of both medicines will be owed for a period of up to 12 years.

The Company will be responsible for filing, obtaining and maintaining regulatory approval for olezarsen and donidalorsen in Canada. Ionis will be manufacturing and supplying both products to Theratechnologies and has granted the Company a right to manufacture both products in certain limited circumstances.

The term of the license agreement with Ionis will continue until the Company permanently ceases commercializing all licensed products in Canada, or unless earlier terminated in accordance with customary termination provisions for transactions of this like-nature.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

7.	Provisions

	Chargebacks	Rebates	Returns	Restructuring	Total
Balance as at November 30, 2023	$1596	$5,505	$2,262	$240	$9,603
Provisions made	10,355	8,148	666	486	19,655
Provisions used	(10,119)	(9,878)	(693)	(726)	(21,416)
Effect of change in exchange rate	—	(25)	—	—	(25)

Balance as at November 30, 2024	$1,832	$3,750	$2,235	$—	$7,817

Provisions made	1,927	2,681	141	—	4,749
Provisions used	(1,651)	(1,185)	(1,043)	—	(3,879)

Balance as at February 28, 2025	$2,108	$5,246	$1,333	$—	$8,687

In March, 2024, the Company announced that it would phase down its oncology research activities. As such, for the year ended November 30, 2024, $486 was recorded in charges related to severance and other expenses.

The Company has certain long-term incentive plans which are generally recorded as employee service is performed that are subject to vesting acceleration upon the occurrence of certain events.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

8.	Long-term Debt

Long-term debt, net of transaction costs is as follows:

	Face value	Actual interest rate	Maturity	Current	2025 Non-current	Current	2024 Non-current
TD Term Loan	25,000	7.17%	November 27, 2027	$4,388	$20,423	$3,493	$21,298
TD Revolver	10,000	7.17%	November 27, 2027	—	9,885	—	4,874
IQ Subordinated Loan	15,000	11.45%	May 27, 2028	—	14,781	—	14,767

Total long-term debt				$4,388	$45,089	$3,493	$40,939

On November 27, 2024, the Company entered into a credit agreement (the “TD Credit Agreement”) with The Toronto-Dominion Bank (the “TD Bank”) for the establishment of a revolving credit facility totaling $15,000 (“TD Revolver”) and a term facility totaling $25,000 (“TD Term Loan”). The new credit facilities also include a $20,000 accordion feature. On that same date, the Company also entered into a credit agreement (the “IQ Credit Agreement”) with IQ providing for a term loan of $15,000 (“IQ Term Loan”). In the first quarter of 2025, the Company drew $5,000 on the TD Revolver to fund working capital.

On November 27, 2024, the Company repaid all obligations, including prepayment premium amounts under its previous credit agreement with affiliates of Marathon (the “Marathon Credit Agreement”).

TD Term Loan and TD Revolver

The salient conditions of the amounts drawn under the TD Term Loan and the TD Revolver are as follows:

•

The TD Term Loan and the TD Revolver bear interest at the Company’s choice of Canadian prime, CORRA, US base rate and SOFR plus spread based on the chosen rate and where the Company’s total debt to EBITDA ratio falls on a pricing grid of the TD Credit Agreement.

•	The TD Term Loan is payable in fixed quarterly equal payments based on a 7-year amortization period, and the balance is payable on November 27, 2027. Voluntary prepayments are permitted at any time;

•

Thera will prepay outstanding borrowings when it generates net proceeds on: (i) certain sales/issuances of capital stock or debt securities; (ii) certain net indemnity payables under a policy of insurance, and; (iii) net cash proceeds on any sale/disposition of certain assets;

•

The TD Term Loan and TD Revolver provide fixed charge coverage ratio, senior debt to EBITDA ratio and total debt to EBITDA ratio targets (as defined in the TD Credit Agreement) at all times. The financial covenants must be calculated and tested as at the end of each fiscal quarter or fiscal year end, as applicable, on a rolling four-quarter basis;

•

The TD Credit Agreement restricts the ability to incur additional debt and to make acquisitions, dispositions, in-licensing and out-licensing of products or assets, except in very limited circumstances;

•	The TD Credit Agreement grants TD Bank with a first-ranking security interest on all of the Company’s assets.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

8.	Long-term Debt (continued)

IQ Term Loan

The salient conditions of the amounts drawn under the IQ Term Loan are as follows:

•	The IQ Term Loan bears interest at the rate of 11.45%, plus/less any increments as set out in the debt to EBITDA ratio pricing grid in the IQ Credit Agreement.

•

The IQ Term Loan is repayable on May 27, 2028. The Company may at any time prepay the principal of the loan in minimal increments of $1,500. For any such prepayment made, the Company must pay a fee computed on the prepayment amount being the higher of: three months’ interest, based on the current interest rate of the loan and the difference between (1) discounted cash flows and (2) remaining unpaid principal; the discount rate to be used is the US Treasury rate + initial spread - 1%. In addition, the Company can prepay 15% of the outstanding loaned amount on an annual basis without penalty;

•

The IQ Term Loan provides fixed charge coverage ratio, senior debt to EBITDA ratio and total debt to EBITDA ratio targets (as defined in the IQ Credit Agreement) at all times. The financial covenants must be calculated and tested as at the end of each fiscal quarter or fiscal year end, as applicable, on a rolling four-quarter basis;

•

The IQ Credit Agreement restricts the ability to incur additional debt and to make acquisitions, dispositions, in-licensing and out-licensing of products or assets, except in very limited circumstances;

•	The IQ Term Loan is subordinated to the TD Term Loan and TD Revolver;

•	The IQ Credit Agreement grants IQ with a second-ranking security interest on all of the Company’s assets.

The movement in the carrying value of the Long-term debt as follows:

	Marathon Term Loan	TD Term Loan	TD Revolver	IQ Term Loan
Term loan as at November 30, 2023	$57,974	$—	$—	$—
Issuance	—	25,000	5,000	15,000
Costs related to issuance	(4,403)	(209)	(126)	(233)
Accretion expense	1,131	—	—	—
Cash paid on repayment	(60,600)	—	—
Loss on repayment	5,898	—	—	—

Term loan as at November 30, 2024	$—	$24,791	$4,874	$14,767
Accretion expense	—	20	11	14
Issuance	—	—	5,000	—

Long-term debt as at February 28, 2025	$—	$24,811	$9,885	$14,781

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

8.	Long-term Debt (continued)

The Company’s TD Term Loan, TD Revolver and IQ Term Loan include provisions providing for acceleration of payment or earlier termination in the event the Company were to default thereunder. As at February 28, 2025, the Company was in compliance with all of its financial covenants.

9.	Lease liabilities

Carrying value
Balance as at November 30, 2023	$994

Accretion expense	69
Lease payments	(485)
Lease expense	16
Effect of change in exchange rates	(23)
Termination	(920)
New lease	603

Balance as at November 30, 2024	$1,174

Accretion expense	17
Lease payments	(96)
Lease expense	45
Termination	(241)
Effect of change in exchange rates	(26)

Balance as at February 28, 2025	873
Current portion	(216)

Non-current portion	$657

In December, 2024, the Company terminated its lease in Ireland. Accordingly, the Company reduced its right-of-use assets by $212, the lease liabilities by $241 and recorded a gain on lease termination of $29. The gain is presented in finance income (Note 4).

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

10.	Share capital, warrants and subscription receipts

(a)	Marathon Warrants

On February 27, 2023, the Company issued to Marathon an aggregate of 5,000,000 Common Shares purchase warrants (the “Marathon Warrants”) exercisable into 1,250,000 Common Shares, at an exercise price of $5.80. The Marathon Warrants are exercisable for a period of seven years. The Marathon Warrants are not traded on any stock exchange, are transferable only to affiliates of Marathon and may be exercised on a cashless basis. Accordingly, the Marathon Warrants are derivative financial liabilities measured at fair value through profit or loss

The fair value of the Marathon Warrants was treated as a cash outflow in testing whether the debt modification was a substantial modification and it was concluded that the modification was not substantial. At the issuance, $2,650 was recorded as a loss on debt modification using the Black-Sholes model using the assumptions set forth in the table below. An amount of $350 was recorded reflecting the increase of fair value of Marathon Warrants for the repricing upon entering into an amendment to the Marathon Credit Agreement. The derivative financial liability relating to the Marathon Warrants is recorded as a liability on the consolidated statement of financial position and resulted in a loss on fair value remeasurement of $450 for the three-month period ended February 28, 2025 (2024 – gain of $213).

	Measurement date as at February 28, 2025	Measurement date as at February 29, 2024
Risk-free interest rate	4.20%	4.25%
Expected volatility	93.83%	89.86%
Average option life in years	5 years	6 years
Share price	$1.65	$1.45
Exercise price	$2.30	$2.30

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

10.	Share capital, warrants and subscription receipts (continued)

(b)	Stock option plan

The Company has established a stock option plan (the “Option Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options (the “Option”) for the purchase of Common Shares. The exercise date of an Option may not be later than 10 years after the grant date. On March 28, 2023, the Company’s Board of Directors amended the Option Plan to provide, among other things, that the maximum number of Common Shares that may be issued under the Option Plan (together with any other security-based compensation arrangements) shall not exceed 17% of the issued and outstanding Common Shares, on a non-diluted basis. The Option Plan has a “reloading” or “evergreen” feature, so that when Options are exercised or cancelled, the number of Common Shares issuable under the Option Plan will be replenished and such exercised or cancelled Options will be available to be regranted in the future. Shareholders ratified this amendment on May 9, 2023. Generally, the Options vest on the grant date or over a period of up to three years and the vesting of Options can be accelerated upon a change of control. All options are to be settled by the physical delivery of Common Shares.

As at February 28, 2025, 2,128,406 Options could still be granted by the Company (2024 – 5,764,622) under the Option Plan.

Changes in the number of options outstanding during the past two years were as follows:

		Weighted average exercise price per option
	Number of options	CAD	USD
Options outstanding in CA$

Options as at November 30, 2023 – CA$	1,774,559	$11.51	$8.48
Forfeited and expired – CA$	(708)	15.41	11.41

Options outstanding as at February 29, 2024 – CA$	1,773,851	$11.51	$8.48

Options as at November 30, 2024 – CA$	5,026,208	4.98	3.55

Options outstanding as at February 28, 2025 – CA$	5,026,208	4.98	3.45

Options exercisable as at February 28, 2025 – CA$	2,657,186	7.55	5.23

Options exercisable as at February 29, 2024 – CA$	1,199,279	$13.35	$9.83

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

10.	Share capital, warrants and subscription receipts (continued)

(b)	Stock option plan (continued)

Options outstanding in US$

Options as at November 30, 2023 – US$	279,369	6.02
Forfeited and expired – US$	(1,250)	3.80

Options outstanding as at February 29, 2024 – US$	278,119	6.84

Options as at November 30, 2024 – US$	661,978	3.35

Options outstanding as at February 28, 2025 – US$	661,978	3.35

Options exercisable as at February 28, 2025 – US$	360,852	4.56

Options exercisable as at February 29, 2024 – US$	123,191	8.03

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

10.	Share capital, warrants and subscription receipts (continued)

(b)	Stock option plan (continued)

During the three-month period ended February 28, 2025, $646 (2024 – $689) was recorded as share-based compensation expense under the Option Plan. No Options were granted during the three-month period ended February 28, 2025 because of black-out periods. The Company expects to be granting the equivalent fair value of $1,781 in Options. The fair value of these Options was estimated at the service commencement date and is remeasured at each period end until grant date is achieved. Compensation expense is recorded for the planned issuance of options because service commencement has occurred. Stock compensation expense for the three-month period ended February 28, 2025 related to these options was $171. The Black-Scholes model was used to determine the fair value using the following weighted average assumptions:

Measurement date as at February 28, 2025
Issuance planned in 2025-CA$
Risk-free interest rate	2.89%
Expected volatility	94.34%
Average option life in years	9.86 years
Measurement date share price	$2.09
Option exercise price	$2.40

Measurement date as at February 28, 2025
Issuance planned in 2025-US$
Risk-free interest rate	4.21%
Expected volatility	93.84%
Average option life in years	9.86 years
Measurement date share price	$1.45
Option exercise price	$1.65

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

10.	Share capital, warrants and subscription receipts (continued)

(c)	Net profit (loss) per share

The calculation of basic profit (loss) per share was based on the net profit (loss) attributable to common shareholders of the Company of $117 (2024 – $(4,481)) and a weighted average number of Common Shares outstanding calculated as follows:

	February 28, 2025	February 29, 2024
Issued Common Shares as at December 1	45,980,019	45,980,019
Effect of subscription receipts issue	3,381,816	3,381,816

Weighted average number of Common Shares, basic and diluted	49,361,835	49,361,835

The calculation of diluted earnings per share was based on a weighted average number of diluted Common Shares calculated as follows:

	For the three-month periods ended
	February 28, 2025	February 29, 2024
Weighted average number of Common Shares	49,361,835	49,361,835
Effect of potential dilutive Options	1,038,715	—

Weighted average number of Common Shares, diluted	50,400,550	49,361,835

For the three-month period ended February 28, 2025, 1,871,199 (2024 – 2,051,970) Options and 5,000,000 Marathon Warrants were excluded from the weighted average number of diluted Common Shares calculation as their effect would have been anti-dilutive. The Public Offering Warrants and the convertible unsecured senior notes were also excluded from the weighted average number of diluted Common Shares calculation for the periods they were outstanding.

11.	Income taxes

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements. The change in effective tax rate in the current period was caused mainly by management’s current expectation of generating taxable income in fiscal 2025.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

11.	Income taxes (continued)

The Company benefits from non-refundable federal tax credits on eligible research and development expenses and expects to use those tax credits to reduce its federal income taxes payable. As such, the Company has recorded non-refundable tax credits of $185 in the three-months ended February 28, 2025 against research and development expenses ($nil – 2024), sufficient to offset expected fiscal 2025 Canadian federal income tax payable. The non-refundable federal tax credits were previously unrecorded.

Total refundable and non-refundable research and developments tax credits recorded against research and development expenses for the three months ended February 28, 2025 were $194 ($32 - 2024).

12.	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	February 28, 2025	February 29, 2024
Deferred financing costs included in accounts payable and accrued liabilities	$—	$165

13.	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2024, considering the update below.

14.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2025 and February 29, 2024

(Unaudited)

14.	Determination of fair values (continued)

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The Company has determined that the carrying value of its Long-term debt approximates its fair value because it vas issued near the 2024 fiscal year-end.

Share-based payment transactions

The fair value of the Share Options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The fair value of the deferred share units is determined using the quoted price of the Common Shares of the Company and considered Level 2 in the fair value hierarchy.

Marathon Warrants

The Marathon Warrants are recognized at fair value and considered Level 3 in the fair value hierarchy.

15.	Operating segments

The Company has a single operating segment. Over 99% of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2025	2024
RxCrossroads	$19,047	$16,169
Others	—	78

	$19,047	$16,247

As at February 28, 2025, the Company’s non-current assets of $18,634 are located in Canada ($18,588) and the United States ($46).